Exhibit 1

British American Tobacco p.l.c. (the “Company”)

Quarterly Dividends for the year ended 31 December 2022:
Payment No. 3 – November 2023 (the “November 2023 Dividend”)
South Africa Branch Register Finalisation Information

On 9 February 2023, the Company announced that the Board had declared an interim dividend of 230.9p per ordinary share of 25p, payable in four equal quarterly instalments of 57.72p per ordinary share in May 2023, August 2023, November 2023 and February 2024.

The November 2023 Dividend will be payable on 3 November 2023 to shareholders registered on either the UK main register or the South Africa branch register on 29 September 2023 (the record date).

In accordance with the JSE Limited (“JSE”) Listing Requirements, the finalisation information for the November 2023 Dividend relating to shareholders registered on the South Africa branch register is set out in the paragraphs below.

The salient dates and other dividend declaration information announced on 9 February 2023 remain unchanged for the November 2023 Dividend.

South Africa Branch Register: Dividend Rate

The British American Tobacco Group reports in sterling, therefore dividends are declared and payable in sterling except for shareholders on the branch register in South Africa whose dividends are payable in rand.  A rate of exchange of £:R=23.58230 as at 14 September 2023 (the closing rate on that date as quoted by Bloomberg), results in an equivalent November 2023 Dividend of 1361.17036 SA cents per ordinary share.

South Africa Branch Register: Dividends Tax Information

South Africa Dividends Tax (at a rate of 20%), equivalent to 272.23407 SA cents per ordinary share, will be withheld from the gross November 2023 Dividend paid to shareholders on the South Africa branch register, unless a shareholder qualifies for an exemption. After Dividends Tax has been withheld, the net dividend will be 1088.93628 SA cents per ordinary share.  The November 2023 Dividend is regarded as a ‘foreign dividend’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the November 2023 Dividend is the United Kingdom.

At the close of business on 14 September 2023 (the latest practicable date prior to the date of the declaration of the South African rand equivalent of the November 2023 Dividend), the Company had a total of 2,236,380,130 ordinary shares in issue (excluding treasury shares). The Company held 220,541,649 ordinary shares in treasury giving a total issued share capital of 2,456,921,779 ordinary shares.

British American Tobacco p.l.c. is registered with the South African Revenue Service (SARS) with tax reference number 9378193172.

For the avoidance of doubt, Dividends Tax and the information provided above is of only direct application to shareholders on the South Africa branch register. Shareholders on the South Africa branch register should direct any questions regarding the application of Dividends Tax to Computershare Investor Services Proprietary Limited, contact details for which are given below:

Computershare Investor Services Proprietary Limited
Private Bag, X9000, Saxonwold, 2132
tel: 0861 100 634; +27 11 870 8216
email enquiries: web.queries@computershare.co.za

Name of duly authorised officer of issuer responsible for making notification:

Nancy Jiang
Senior Assistant Company Secretary
British American Tobacco p.l.c.

18 September 2023

Enquiries:

British American Tobacco Media Centre
+44 (0)20 7845 2888 (24 hours) │@BATPlc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012
Amy Chamberlain +44 (0)20 7845 1124
John Harney: +44 (0)20 7845 1263
Jane Henderson +44 (0)207845 1117